EXHIBIT 21

SUBSIDIARIES

NAME	JURISDICTION OF INCORPORATION	PERCENTAGE OWNERSHIP

Lilien Systems	California	100%
Sysorex Federal, Inc.	Delaware	100%
Sysorex Government Services, Inc.	Virginia	100%
Shoom, Inc.	California	100%
AirPatrol Corporation	Nevada	100%
AirPatrol Research Corporation	Canada	100%
Sysorex Arabia LLC	Saudi Arabia	50.2%